Exhibit 99.1

China Zenix Auto International Announces

Operating Results for the Second Quarter of 2012

- Earnings per ADS $0.37; International sales increased by 27.3% -

ZHANGZHOU, China, August 22, 2012 – China Zenix Auto International Limited (NYSE: ZX) (“Zenix Auto” or “the Company”), the largest commercial vehicle wheel manufacturer in China in both the aftermarket and OEM market by sales volume, today announced its unaudited financial results for the second quarter and six months ended June 30, 2012.

Financial Highlights

Second Quarter 2012:

•	Revenue of RMB1,131.5 million (US$178.1 million) approximated the RMB1,131.2 million in the second quarter of 2011;

•	Gross margin increased to 26.0% from 25.9% in the second quarter of 2011;

•	Profit and total comprehensive income for the period increased to RMB122.8 million (US$19.3 million) compared with RMB118.9 million in the second quarter last year;

•	Net profit margin increased to 10.9% from 10.5% in the second quarter of 2011;

•	Earnings per American Depositary Share (“ADS”) in the second quarter of 2012 were RMB2.38 (US$0.37) on an increased number of ADSs.

First Six Months of 2012:

•	Revenue increased to RMB2,175.7 million (US$342.5 million) from RMB2,167.1 million in the first six months of 2011;

•	Gross margin was stable at 26.7%;

•	Profit and total comprehensive income increased to RMB258.1 million (US$40.6 million) from RMB252.7 million in first six months of 2011;

•	Earnings per ADS were RMB5.00 (US$0.79);

•	Net cash from operating activities was RMB400.6 million ($63.1 million) for the first six months ended June 30, 2012.

Mr. Jianhui Lai, chairman and chief executive officer of Zenix Auto, commented, “In today’s market, we take pride in our results as we clearly outperformed our competitors in multiple categories. We are very pleased to see our sales to international markets picking up speed to offset the weakness experienced in the domestic Chinese market. Our effective campaigns and attendances at 14 different international trade shows in the first half of the year, has started to bear fruit. With rising sales to other emerging markets, our international customer base is also becoming more diversified.”

“Domestically, we adjusted our selling prices to reflect declining steel prices in China, which promoted more unit sales in both the aftermarket and OEM market. Due to our new pricing, our high-quality, fuel efficient products are now more affordable for domestic OEM and aftermarket customers. As a result of our increased marketing efforts and the industry’s continued migration from tubed wheels to tubeless wheels, we managed to offset most of the impact from the decline in the Chinese truck OEM market. The strong sales volume growth of our tubeless wheels in China not only alleviated pressure from sluggish downstream OEM truck sales, but also helped to maintain our gross margin.”

Yifan “Frank” Li, chief financial officer of Zenix Auto, commented, “We will continue to optimize the management of our account receivable and inventory turnover to further strengthen our solid cash position. Our ability to generate net positive cash-flow from operations will enable us to further expand our R&D program and our new aluminum plant. We are a strong believer in our new product strategy and we will continue to execute our marketing plan to further penetrate into new areas. Despite the ongoing industry-wide headwind, we remain confident we can outperform our competitors and grow long-term shareholders’ value.”

2012 Second Quarter Results

Revenue for the second quarter ended June 30, 2012 increased to RMB1,131.5 million (US$ 178.1 million) from revenue of RMB1,131.2 million for the second quarter of 2011.

Aftermarket sales in China declined 1.5% to RMB517.7 million (US$81.5 million) in the second quarter. After the successful build-out of the large aftermarket distribution network in the past few years, the Company continues to further consolidate its large distribution network and promote an optimal product mix by introducing more new light-weight wheel products.

Sales to the Chinese OEM market decreased 7.0% to RMB426.6 million (US$67.2 million). Lower OEM sales in China in the second quarter were primarily due to the overall weak commercial vehicle market compared with the second quarter of 2011.

International sales increased by 27.3% to RMB187.1 million (US$29.5 million) compared to the second quarter a year ago. The increase in export sales in the second quarter was mainly due to the Company’s success in further penetrating into a number of countries in Southeast Asia.

In the second quarter of 2012, domestic aftermarket sales, domestic OEM sales and international sales contributed 45.8%, 37.7% and 16.5% of revenue, respectively.

Tubed steel wheel sales comprised 57.5% of second quarter revenue compared to 58.6% in the same quarter in 2011 as the OEM market continues to be weak. Tubeless steel wheel sales continued to increase its market presence and increased 7.9%, rising to 38.6% of second quarter revenue from 35.8% in the same quarter in 2011.

Second quarter gross profit grew to RMB294.1 million (US$ 46.3 million) from RMB292.7 million in the same quarter in 2011. Gross margin was steady at 26.0% in the 2012 second quarter compared with 25.9% in the same quarter in 2011. Stability in the gross margin resulted from a combination of higher sales volume, lower material costs and a favorable mix of wheel products sold during the second quarter of 2012.

Selling and distribution costs increased by 17.1% to RMB76.1 million (US$12.0 million) compared with RMB65.0 million in the second quarter of 2011. Higher selling and distribution costs were primarily generated by increased transportation expenses due to more units shipped, increased advertising, attendance at more international trade shows, and greater personnel costs. As a percentage of revenue, selling and distribution costs increased to 6.7% from 5.7% in the same quarter of 2011.

Research and development (R&D) expenses grew 26.4% to RMB27.8 million (US$4.4 million) compared to the second quarter of 2011. R&D as a percent of revenue grew to 2.5% from 1.9% in the same period last year. Higher R&D expenses reflect the Company’s commitment to new product development and market-leading innovation. Additional R&D professionals compared with the second quarter of 2011 were working on designing new steel wheels especially light-weight, high-load wheels, developing the first domestic aluminum wheels to be introduced in China, and new production techniques.

Administrative expenses declined by 9.3% to RMB34.6 million (US$5.4 million) compared with RMB38.2 million in the second quarter of 2011. Administrative expenses as a percentage of revenue declined to 3.1% compared with 3.4% of revenue in the second quarter of 2011.

Profit and total comprehensive income for the second quarter increased 3.3% to RMB 122.8 million (US$19.3 million) from RMB118.9 million in the same quarter of 2011.

Earnings per ordinary share and earnings per ADS in the second quarter of 2012 were RMB0.59 (US$0.09) and RMB2.38 (US$0.37), respectively.

During the second quarter of 2012, the weighted average number of ordinary shares was 206.4 million and the weighted average number of ADSs was 51.6 million, compared with 185.5 million weighted average number of ordinary shares and 46.4 million weighted average number of ADSs in the second quarter of 2011.

2012 First Six-Month Results

Revenue for the first six months ended June 30, 2012, increased to RMB2,175.7 million (US$342.5 million) compared with RMB2,167.1 million in the first six months in 2011.

Aftermarket sales in China grew 1.6% to RMB1,017.8 million in the first six months of 2012 and represented 46.8% of total six month revenue. Sales to the Chinese OEM market decreased 8.0% to RMB806.7 million and represented 37.1% of revenue. International sales rose by 21.8% to RMB351.2 million compared to the same period last year, and represented 16.1% of revenue.

Tubed steel wheel sales for the first six months ended June 30, 2012, declined 2.4% compared with the same period in 2011 and comprised 56.4% of revenue. Tubeless steel wheel sales rose by 8.4% from the same period a year ago and were 39.7% of revenue compared to 36.8% for the same period in 2011.

Gross profit for the first six months ended June 30, 2012, rose slightly to RMB580.2 million (US$91.3 million) from RMB579.5 million in the first six months of 2011. Gross margin was maintained at 26.7%. Profit before taxation declined by 3.2% to RMB303.8 million (US$47.8 million) compared with the same period last year.

Profit and total comprehensive income for the first six months ended June 30, 2012, rose 2.1% to RMB258.1 million (US$40.6 million) compared with the same period in 2011. Earnings per ordinary share and earnings per ADS for the first six months ended June 30, 2012, were RMB1.25 (US$0.20) and RMB5.00 (US$0.79), respectively.

As of June 30, 2012, Zenix Auto’s bank balances, cash and investments were RMB806.9 million (US$127.0 million) and its shareholders’ equity was RMB2.2 billion (US$342.4 million). As at December 31, 2011, bank balances and cash were RMB930.8 million and shareholders’ equity was RMB1.9 billion. In March, the company declared an annual cash dividend of $0.06 per ADS or approximately RMB19 million (US$3 million). The cash dividend was paid in the second quarter to all shareholders of record as of the close of business on March 30, 2012.

For the first six months ended June 30, 2012, net cash from operating activities was RMB 399.3 million (US$62.9 million). Capital expenditures, including the purchase of and deposit to acquire property, plant and equipment, and acquisition of leasehold land, were RMB245.8 million (US$38.7 million) during the first six months of 2012.

Business Outlook

Management reiterates the revenue guidance for the year ending December 31, 2012 to be approximately RMB 4.5 billion. This target is based on the Company’s current views on operating and market conditions, which are subject to change.

Mr. Jianhui Lai, chairman and chief executive officer of Zenix Auto, concluded, “Our aluminum plant is on track for its production commencement in the fourth quarter of 2012. We have purchased high-grade equipment and constructed the plant on the reserved land to prepare for the roll-out of this state-of-the-art facility, the first of its kind in China. The timing of our forthcoming production of light-weight aluminum wheels coincides with the industry trend of creating products that lower fuel consumption. And we look forward to leveraging our existing relationships with large Chinese bus makers such as Yutong. We strive for our new products to become viable replacements for more expensive imported aluminum bus wheels.”

Conference Call Information

The Company will host a conference call, to be simultaneously web cast, on Wednesday, August 22, 2012 at 8:00 a.m. EDT/ 8:00 p.m. Beijing Time. Interested parties may participate in the conference call by dialing +1-866-519-4004 (North America) or +65 6723 9381 (International) approximately five to ten minutes before the call start time. A live web cast of the conference call will be available on the Zenix Auto Web site at http://zenixauto.com/en/.

A replay of the call will be available shortly after the conclusion of the conference call through August 30, 2012 at 11:59 p.m. EDT, or August 31, 2012 at 11:59 a.m. Beijing Time. An archived Web cast of the conference call will be available on the Zenix Auto corporate website at http://zenixauto.com/en/ and under the investor relations section. Interested parties may access the replay by dialing +1-866-214-5335 (North America), 800-901-596 (Hong Kong) or +61-2-8235-5000 (International) and entering conference ID number 13892845.

Exchange Rate Information

The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. All translations from RMB to U.S. dollars are made at a rate of RMB6.3530 to US$1.00, the effective noon buying rate as of June 30, 2012 in The City of New York for cable transfers of RMB as set forth in H.10 weekly statistical release of the Federal Reserve Board. The percentages stated are calculated based on RMB amounts.

About China Zenix Auto International Limited

China Zenix Auto International Limited is the largest commercial vehicle wheel manufacturer in China in both the aftermarket and OEM market by sales volume. With a large intellectual property portfolio, the Company offers more than 330 series of tubed steel wheels, tubeless steel wheels, and off-road steel wheels in both the aftermarket and OEM market in China and internationally. Zenix Auto’s customers include group members of a number of large PRC commercial vehicle manufacturers, and it also exports products to over 110 distributors in more than 30 countries worldwide. With five large, strategically located manufacturing facilities in multiple regions across China, the Company has an aggregate annual production capacity of approximately 15.0 million units of steel wheels as of December 31, 2011. For more information, please visit: http://zenixauto.com/en.

Safe Harbor

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the revenue guidance and quotations from management in this announcement, as well as Zenix Auto’s strategic and operational plans, contain forward-looking statements. Zenix Auto may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees. Statements that are not historical facts, including statements about Zenix Auto’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, including our ability to successfully develop new tubeless steel wheel products and the planned introduction of aluminum wheels; our ability to expand our distribution network; overall growth in the aftermarket and OEM market in China and elsewhere, which depends on a number of factors beyond our control including economic growth rates and vehicle sales; and changes in our revenues and certain cost or expense items as a percentage of our revenues. Further information regarding these and other risks is included in our filings with the SEC. Zenix Auto does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and Zenix Auto undertakes no duty to update such information, except as required under applicable law.

For more information, please contact

Investor Contact:

Kevin Theiss / Dixon Chen

Grayling

Tel: +1-646-284-9409

Email: kevin.theiss@grayling.com

            dixon.chen@grayling.com

Media Contact:

Ivette Almeida

Grayling

Tel: +1 917-302-9946

Email: Ivette.almeida@grayling.com

- tables follow –

China Zenix Auto International Limited

Unaudited Condensed Consolidated Statements of Comprehensive Income

For the three months ended June 30, 2012 and 2011

(RMB and US$ amounts expressed in thousands, except per share data)

	Three Months Ended June 30,
	2011	2012	2012
	RMB’000	RMB’000	US$’000
Revenue	1,131,223	1,131,459	178,098
Cost of sales	(838,489)	(837,394)	(131,811)

Gross profit	292,734	294,065	46,287
Other income	1,899	1,995	314
Net exchange (loss) gain	(3,170)	1,214	191
Selling and distribution costs	(64,997)	(76,122)	(11,982)
Research and development expenses	(21,966)	(27,755)	(4,369)
Administrative expenses	(38,153)	(34,588)	(5,444)
Finance costs	(14,939)	(12,957)	(2,040)

Profit before taxation	151,408	145,852	22,957
Income tax expense	(32,524)	(23,037)	(3,626)

Profit and total comprehensive income for the period	118,884	122,815	19,331

Earnings per share
Basic	0.64	0.59	0.09
Diluted	0.64	0.59	0.09

Earnings per ADS
Basic	2.56	2.38	0.37
Diluted	2.56	2.38	0.37

China Zenix Auto International Limited

Unaudited Condensed Consolidated Statements of Comprehensive Income

For the six months ended June 30, 2012 and 2011

(RMB and US$ amounts expressed in thousands, except per share data)

	Six Months Ended June 30,
	2011	2012	2012
	RMB’000	RMB’000	US$’000
Revenue	2,167,065	2,175,652	342,461
Cost of sales	(1,587,532)	(1,595,501)	(251,141)

Gross profit	579,533	580,151	91,320
Other income	7,218	6,890	1,085
Net exchange (loss) gain	(3,671)	1,560	246
Selling and distribution costs	(133,711)	(142,784)	(22,475)
Research and development expenses	(41,567)	(49,491)	(7,790)
Administrative expenses	(64,509)	(66,256)	(10,429)
Finance costs	(29,478)	(26,273)	(4,136)

Profit before taxation	313,815	303,797	47,821
Income tax expense	(61,082)	(45,666)	(7,188)

Profit and total comprehensive income for the period	252,733	258,131	40,633

Earnings per share
Basic	1.46	1.25	0.20
Diluted	1.46	1.25	0.20

Earnings per ADS
Basic	5.85	5.00	0.79
Diluted	5.85	5.00	0.79

China Zenix Auto International Limited

Unaudited Condensed Consolidated Statements of Financial Position

(RMB and US$ amounts are expressed in thousands)

	December 31 2011	June 30 2012	June 30 2012
	audited
	RMB’000	RMB’000	US$’000
ASSETS
Current Assets
Inventories	552,104	602,385	94,819
Trade and other receivables and prepayments	1,108,182	1,045,146	164,512
Prepaid lease payments	8,332	9,425	1,484
Short-term investment	—	20,000	3,148
Pledged bank deposits	96,211	95,188	14,983
Fixed bank deposits with maturity period over three months	105,000	80,000	12,592
Bank balances and cash	729,621	631,713	99,435

Total current assets	2,599,450	2,483,857	390,973

Non-Current Assets
Property, plant and equipment	1,184,756	1,238,729	194,983
Prepaid lease payments	371,142	418,862	65,931
Deposits paid for acquisition of property, plant and equipment	40,849	120,501	18,968
Deferred tax assets	5,208	5,170	814
Intangible assets	17,000	17,000	2,676

Total non-current assets	1,618,955	1,800,262	283,372

Total assets	4,218,405	4,284,119	674,345

EQUITY AND LIABILITIES
Current Liabilities
Trade and other payables and accruals	1,168,319	1,207,882	190,128

Taxation payable	21,810	23,359	3,677
Bank borrowings	998,500	785,500	123,642

Total current liabilities	2,188,629	2,016,741	317,447

Non-current liabilities
Deferred income	12,479	12,080	1,901
Deferred tax liabilities	81,672	80,162	12,618

Total non-current liabilities	94,151	92,242	14,519

Total liabilities	2,282,780	2,108,983	331,966

EQUITY
Share capital	136	136	21
Paid in capital	411,225	411,225	64,729
Reserves	1,524,264	1,763,775	277,629

Total equity attributable to owners of the company	1,935,625	2,175,136	342,379

Total equity and liabilities	4,218,405	4,284,119	674,345

China Zenix Auto International Limited

Unaudited Condensed Consolidated Statements of Cash Flows

For the Six Months Ended June 30, 2012

(RMB and US$ amounts are expressed in thousands)

	Six Months Ended June 30, 2012
	RMB’000	USD’000
OPERATING ACTIVITIES
Profit before taxation	303,797	47,821
Adjustments for:
Amortization of prepaid lease payments	5,827	917
Depreciation of property, plant and equipment	58,743	9,246
Release of deferred income	(399)	(63)
Finance costs	26,273	4,136
Interest income	(5,038)	(793)
Loss on disposal of property, plant and equipment	286	45
Share-based payment expense	894	141

Operating cash flows before movements in working capital	390,383	61,450
Increase in inventories	(50,281)	(7,915)
Decrease in trade and other receivables and prepayments	63,371	9,975
Increase in trade and other payables and accruals	36,368	5,725

Cash generated from operations	439,841	69,235
Interest received	5,038	793
PRC income tax paid	(45,589)	(7,176)

NET CASH FROM OPERATING ACTIVITIES	399,290	62,852

INVESTING ACTIVITIES
Purchase of property, plant and equipment	(111,477)	(17,547)
Acquisition of leasehold land	(54,640)	(8,601)
Withdrawal of pledged bank deposits	1,023	161
Proceeds on disposal of property, plant and equipment	219	34

	Six Months Ended June 30, 2011
	RMB’000	USD’000
Deposits paid for acquisition of property, plant and equipment	(79,652)	(12,538)
Placement of fixed bank deposits with maturity periods over three months	(78,883)	(12,417)
Withdrawal of fixed bank deposits with maturity periods over three months	103,883	16,352
Placement of financial assets at fair value through profit or loss	(20,000)	(3,148)

NET CASH USED IN INVESTING ACTIVITIES	(239,527)	(37,704)

FINANCING ACTIVITIES
New bank borrowings raised	350,000	55,092
Repayment of bank borrowings	(563,000)	(88,620)
Interest paid	(24,845)	(3,911)
Dividend paid	(19,491)	(3,068)
NET CASH USED IN FINANCING ACTIVITIES	(257,336)	(40,507)
NET DECREASE IN CASH AND EQUIVALENTS	(97,573)	(15,359)

Cash and cash equivalents at beginning of the year	729,621	114,847
Effect of foreign exchange rate changes	(335)	(53)
Cash and cash equivalents at end of the period	631,713	99,435

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